Lazard World Dividend & Income Fund, Inc.

Sub-Item 77C (Matters submitted to a vote of security holders.)

The Annual Meeting of Stockholders was held on April 29, 2011, to vote on the following proposal. The proposal received the required number of votes of stockholders and was adopted.

Election of the following Directors:
Three Class II Directors (Kenneth S. Davidson, Nancy A. Eckl and Lester Z. Lieberman), each to serve for a three-year term expiring at the 2014 Annual Meeting and or until his or her successor is duly elected and qualified.

Director		    For		Withhold Authority
Kenneth S. Davidson 	6,477,911 	87,969
Nancy A. Eckl	 	6,471,383 	94,498
Lester Z. Lieberman	6,454,832 	111,048